Voi

VOI DETECT COMPARISON WITH C-SSRS

Voi Detect, a 2-minute digital imminent suicide risk screener, is equivalent to the C-SSRS and outperforms the C-SSRS ED screener.

The "gold standard" for determining near-term suicide risk in a hospital setting is a thorough assessment by a board-certified psychiatrist or licensed clinical psychologist. These assessments typically take more than 30 minutes, cost more than $200, and the demand for providers exceeds the supply in the U.S. To mitigate these issues, many hospitals and emergency departments use the 7-item Columbia-Suicide Severity Rating Scale Screener (C-SSRS Screener) to evaluate near-term suicide risk of their patients. When patients are identified as high risk, a psychiatrist or psychologist is often called to conduct a more comprehensive evaluation using the C-SSRS long form (C-SSRS). The C-SSRS requires a trained administrator and over 30 minutes to complete. Until recently, there has been no good alternative to using the C-SSRS for imminent suicide risk detection.

Voi Detect is the new standard of care for imminent suicide risk screening and behavioral health assessment. It is a HIPAA-compliant solution that includes the Systematic Expert Risk Assessment for Suicide (SERAS). SERAS is a decision support tool that replicates the critical thinking process of experienced clinicians who weigh risk factors to assess an individual's near-term risk of suicide. It is the **only validated near-term suicide risk screener** (within the next 72 hours). SERAS has been shown to replicate the expert "gold standard," it takes less than two minutes to complete, and it has high user satisfaction.

A recent NiMH-funded research study [1R43MH113408-01] was conducted to evaluate the validity and reliability of SERAS relative to the C-SSRS and C-SSRS Screener for near-term suicide risk in a high-volume emergency department. The study enrolled 480 participants who received SERAS, the C-SSRS (full and/or Screener) and a face-to-face expert risk assessment.

Results of the study revealed that the C-SSRS Screener was not predictive of near-term suicide risk relative to expert psychiatric judgment. In contrast, both SERAS and the C-SSRS were equivalent at predicting near-term risk relative to psychiatric judgment. SERAS was rated as quicker and easier to administer than the C-SSRS or the expert interview. Lastly, participants were more likely to report that in the future they would prefer to answer questions for SERAS instead of the C-SSRS or expert interview.

VOI DETECT DELIVERS IMMEDIATE BENEFITS

- ✓ Increases patient safety
- ✓ Generates up to 4:1 ROI via established CPT codes
- ✓ Decreases risk
- ✓ Improves compliance, efficiency, and standardization
- ✓ Supports MIPS, MACRA, ACO, and other quality metrics
- ✓ Frees up scarce psychiatric resources

Voi Detect Comparison with CSSRS and Expert Judgment

	Voi Detect	Clinician evaluation	C-SSRS	C-SSRS Screener
Predictive ability	✓	✓	✓	✗
Low cost	✓	✗	✗	✓
Ease of use	✓	✗	✗	✓
Does not require clinician to administer	✓	✗	✗	✓
Takes less than two minutes to complete	✓	✗	✗	✓
High patient satisfaction	✓	✗	✗	✗
Integrates with patient EHR	✓	✗	✓	✓

The C-SSRS screener is equivalent to SERAS in administration time, but it does not adequately compare to either the full CSSRS nor does it predict near-term risk relative to expert psychiatric judgment. SERAS is equivalent to the full CSSRS in the prediction of near-term risk but takes a fraction of the time to administer, does not require any training, and demonstrates higher patient satisfaction.



Voi
Jarid Margolin
PATIENTS
STATS
TRENDS
Fiscal year to Date
ALL DETECTED
465 7% of patients
All patients detected with medium or high risk
NON-PSYCH DETECTED
56 0.8% of patients
High and medium risk patients who did not present with a psychiatric chief complaint
BILLABLE REVENUE
$20,201
Total amount billable to healthcare providers ($5 per assessment)
ASSESSMENT TOTALS
6630
HIGH RISK
133 2%
MEDIUM RISK
332 5%
LOW RISK
6165 93%
COMPLETION RATE
0.2%
99.8%
COMPLETE
6614 99.8%
INCOMPLETE
16 0.2%
Assessments are logged as "completed" when the patient submits the final question
ASSESSMENTS PER PATIENT
3.5%
1.4%
95.2%
1 ASSESSMENT
6511 96%
2 ASSESSMENTS
104 2.8%
3+ ASSESSMENTS
14 0.2%
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